UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Date of Report: March 24, 2020

Commission file number 1-33198

ALTERA INFRASTRUCTURE L.P.

(Translation of registrant’s name into English)

4th Floor
Belvedere Building
69 Pitts Bay Road
Pembroke, HM08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑       Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐       No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐       No ☑

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT NO. 333-221745 ON FORM F-3 OF THE REGISTRANT. Item 1 — Information Contained in this Form 6-K Report

On March 24, 2020, Teekay Offshore Partners L.P. (the “Partnership”) changed its name to Altera Infrastructure L.P. In addition, effective March 24, 2020, the Partnership’s Series A Preferred Units, Series B Preferred Units and Series E Preferred Units, which traded on the New York Stock Exchange (the “NYSE”) under the ticker symbols “TOO PR A”, “TOO PR B” and “TOO PR E”, will trade on the NYSE under the new ticker symbols “ALIN PR A”, “ALIN PR B” and “ALIN PR E”, respectively.

In connection with its name change, effective March 24, 2020, the Partnership amended its Certificate of Limited Partnership and Limited Partnership Agreement, as well as the governing documents of certain subsidiaries filed as exhibits to this Form 6-K, to effect the name change of the Partnership and related name changes for such subsidiaries and the re-branding of the group to “Altera Infrastructure”.  In addition, the Partnership’s general partner, Teekay Offshore GP L.LC., the (the “General Partner”), amended its Certificate of Formation effective March 23, 2020 and entered into a Third Amended and Restated Limited Liability Company Agreement dated March 24, 2020 to, among other things, (a) reflect the General Partner’s name change to Altera Infrastructure GP L.L.C. and (b) make other changes related to the fact that affiliates of Brookfield Business Partners L.P. hold a 100% interest in the General Partner.

Exhibits. The following exhibits are filed as part of this report.
Exhibit Number	Description
1.1	Amended and Restated Certificate of Limited Partnership of Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.), dated March 24, 2020.
1.2

Seventh Amended and Restated Agreement of Limited Partnership of Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) dated January 22, 2020, as amended by that Amendment No. 1 to Seventh Amended and Restated Agreement of Limited Partnership, dated March 24, 2020.

1.3	Certificate of Formation of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.), dated August 25, 2006, as amended by that Certificate of Amendment dated March 23, 2020.
1.4	Third Amended and Restated Limited Liability Company Agreement of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.), dated March 24, 2020.
1.5	Amended and Restated Certificate of Limited Partnership of Altera Infrastructure Operating L.P. (formerly known as Teekay Offshore Operating L.P.), dated March 24, 2020.
1.6

Second Amended and Restated Agreement of Limited Partnership of Altera Infrastructure Operating L.P. (formerly known as Teekay Offshore Operating L.P.), dated December 23, 2015, as amended by Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership, dated March 24, 2020.

1.7

Certificate of Formation of Altera Infrastructure Operating GP L.L.C. (formerly known as Teekay Offshore Operating GP L.L.C.), dated September 22, 2006, as amended by that Certificate of Amendment, dated March 24, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.
By: ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: March 27, 2020	By:	/s/ Edith Robinson
Edith Robinson
Vice President and Secretary